SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2004

SILICOM LTD.
(Translation of Registrant’s name into English)

8 Hanagar Street, Kfar Sava, Israel 44000
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether by furnishing the information contained in this
Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

        Silicom Ltd. (the “Registrant”) will hold an Extraordinary Meeting of the Shareholders on December 23, 2004 at 10:00 a.m. (Israel time) at the Registrant’s offices at 8 Hanagar Street, Kfar Sava 44000, Israel. In connection with the meeting, on or about November 17, 2004, the Registrant mailed to shareholders Notices of such Extraordinary Meeting of Shareholders and Proxy Cards. Attached hereto as Exhibits 1, 2 and 3 are the Notice of Extraordinary Meeting of Shareholders, Proxy Statement, and Proxy Card, respectively.

        This Form 6-K is being incorporated by reference in all effective registration statements filed by the Registrant under the Securities Act of 1933.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SILICOM LTD. (Registrant) BY: /S/ Ilan Erez —————————————— Ilan Erez Chief Financial Officer

Date: November 17, 2004

EXHIBIT 1

SILICOM LTD.
NOTICE OF EXTRAORDINARY MEETING OF SHAREHOLDERS

December 23, 2004

        Notice is hereby given that an Extraordinary Meeting (the “Meeting”) of the shareholders of Silicom Ltd. (the “Company”) will be held at the offices of the Company at 8 Hanagar Street, Kfar Sava 44000, Israel, on Thursday, December 23, 2004, at 10:00 a.m., Israel time, for the following purposes:

    1.            To consider and act upon a resolution to approve an insurance policy for the coverage of the directors and officers of the Company.

    2.            To consider and act upon a resolution approving the Company’s Share Option Plan (2004).

    3.            To consider and act upon a resolution to grant stock options to all of the Company’s directors.

        Shareholders of record at the close of business on November 15, 2004 will be entitled to receive notice of, and to vote at the Meeting or any postponements or adjournments thereof. Shareholders who do not expect to attend the meeting in person are requested to mark, date, sign and mail the enclosed proxy as promptly as possible in the enclosed stamped envelope.

        Shareholders are urged to complete and return their proxies promptly in order to, among other things, ensure action by a quorum and to avoid the expense of additional solicitation. If the accompanying proxy is properly executed and returned, and a choice is specified, the shares represented thereby will be voted as indicated thereon. If no specification is made, the proxy will be voted in favor of each of the proposals described in the proxy statement. In the event that proxies are sent directly to the Company, they must be received at least 24 hours prior to the commencement of the Meeting in order for the proxy to be qualified to participate in the Meeting.

        The Company will be filing a Form 6-K with the SEC, on or around the date of distribution of this notice to its shareholders, which will be accompanied by a Proxy Statement detailing the matters to be presented for approval at the upcoming meeting of the shareholders. You may request a copy of such documents, free of charge, by contacting the offices of the Company at 8 Hanagar Street, Kfar Sava 44000, Israel (telephone number: 972-9-764-4555, facsimile number: 972-9-765-1977). Once it has been filed, the Form 6-K and the Proxy Statement may also be obtained through the SEC’s EDGAR system at http://www.sec.gov/edgar/searchedgar/webusers.htm by searching for such recent filings of the Company.

By Order of the Board of Directors SILICOM LTD. Yeshayahu (‘Shaike’) Orbach PRESIDENT AND CHIEF EXECUTIVE OFFICER

Kfar Sava, Israel
Date: November 15, 2004

EXHIBIT 2

PROXY STATEMENT

SILICOM LTD. 8 Hanagar St. Kfar Sava Israel

EXTRAORDINARY MEETING OF SHAREHOLDERS
December 23, 2004

        The enclosed proxy is being solicited by the board of directors (the “Board”) of Silicom Ltd. (the “Company”) for use at the Company’s Extraordinary Meeting of Shareholders (the “Meeting”) to be held on December 23, 2004, or at any adjournment thereof. Upon the receipt of a properly executed proxy in the form enclosed, the persons named as proxies therein will vote the ordinary shares, par value New Israeli Shekels (“NIS”) 0.01 each, of the Company (the “Ordinary Shares”) covered thereby in accordance with the directions of the shareholders executing the proxy. In the absence of such instructions, the Ordinary Shares represented by the executed proxy will be voted in favor of each of the resolutions described in this proxy statement.

        The Proxy solicited hereby may be revoked at any time prior to its exercise, by means of a written notice delivered to and received by the Company, by substitution of a new proxy bearing a later date or by a request for the return of the proxy at the Meeting. The Company expects to solicit proxies by mail on or about November 16, 2004. Directors, officers and employees of the Company may also solicit proxies by telephone, facsimile and personal interview.

        The Company will bear the cost of the preparation and mailing of its proxy materials and the solicitation of proxies. Copies of solicitation materials will be furnished to brokerage firms, nominees, fiduciaries and other custodians for forwarding to their principals, and the reasonable fees and expenses of such forwarding agents will be borne by the Company. Only holders of record of Ordinary Shares at the close of business on November 15, 2004 are entitled to notice of, and to vote at, the Meeting (the “Record Date”). At the Record Date, 4,213,550 Ordinary Shares were outstanding and entitled to vote. Each Ordinary Share is entitled to one vote on each matter to be voted at the Meeting. The Company’s Articles of Association (the “Articles”) do not permit cumulative voting for the election of directors or for any other purpose. Two shareholders present, personally or by proxy, representing 51% of the voting power of the issued share capital of the Company, shall constitute a quorum for the Meeting. If within half an hour from the time the meeting is convened, a quorum is not present, the meeting shall stand adjourned until December 30, 2004 at 10:00 a.m. If a quorum is not present at the second meeting within half an hour from the time appointed for the meeting, subject to applicable law, any two or more shareholders present personally or by proxy, shall be deemed a quorum, and shall be entitled to deliberate and to resolve in respect of the matters for which the meeting was convened. Abstentions and broker non-votes are counted as Ordinary Shares present for the purpose of determining a quorum.

        Approval of resolution number two stated in this proxy statement and to be proposed at the Meeting requires the affirmative vote of shareholders present in person or by proxy and holding Ordinary Shares amounting in the aggregate to at least a majority of the votes actually cast by shareholders with respect to such resolutions (hereinafter an “Ordinary Majority”).

        Approval of resolutions numbered one and three stated in this proxy statement require the affirmative vote of shareholders present in person or by proxy and holding Ordinary Shares amounting in the aggregate to at least a majority of the votes actually cast with respect to each of such resolutions, provided that if the total number of Ordinary Shares voted against any such resolution by shareholders of the Company that do not have a “personal interest” (as such term is defined below) (a “Personal Interest”) in the resolution exceeds one per cent (1%) of the aggregate voting rights in the Company, such majority must include the affirmative vote of at least one-third of the votes actually cast with respect to such resolution by shareholders of the Company present in person or by proxy at the Meeting that do not have a Personal Interest (hereinafter an “Ordinary One-Third Disinterested Shareholder Majority”).

        For this purpose, “personal interest” is defined as: (1) a shareholder’s personal interest in the approval of an act or a transaction of the Company, including (i) the personal interest of any of his or her relative (which includes for these purposes any members of his/her immediate family or the spouse of any such members of his or her immediate family); and (ii) a personal interest of a body corporate in which a shareholder or any of his/her aforementioned relatives serves as a director or the chief executive officer, owns at least 5% of its issued share capital or its voting rights or has the right to appoint a director or chief executive officer, but (2) excludes a personal interest arising solely from the fact of holding shares in the Company or in a body corporate.

PRINCIPAL SHAREHOLDERS

        The following table shows as of November 1, 2004, certain information as to each person known to the Company to be the beneficial owner of more than 5% of the Ordinary Shares then outstanding, including all options to purchase Ordinary Shares exercisable within 60 days of the date hereof:

Name	Number of Shares Owned	Percent of Shares

Yehuda Zisapel	933,723	21.67%
Avi Eizenman	318,315	7.36%
Zohar Zisapel	860,906	20.43%
All directors and officers as a group	1,442,738	31.75%

PROPOSALS FOR THE MEETING

PROPOSAL I

INSURANCE COVERAGE FOR THE COMPANY’S DIRECTORS AND OFFICERS

        In order to induce individuals to serve as directors and/or officers of the Company, it is critical that the Company maintain adequate directors and officers insurance (“D&O Insurance”). Therefore, the Company believes it necessary to procure liability insurance for its directors and officers to provide for coverage of up to $4 million. Such a D&O Insurance policy was procured by the Company as of February 1, 2004 from the Genesis Insurance Company, and will remain in effect until February 1, 2005. The policy bears an annual premium of $65,000.

        Pursuant to the Companies Law -1999 (the “Companies Law”), the terms of compensation of members of the Board, including the purchase of D&O Insurance, require the approval of the audit committee of the Board (the “Audit Committee”), the Board and the shareholders of the Company. Prior to the Meeting, the Company’s Audit Committee and its Board will have ratified the Company’s purchase of D&O Insurance to provide for coverage of up to $4 million.

        The shareholders of the Company will be requested to adopt the following resolution at the Meeting:

        RESOLVED, that the procurement of Directors and Officers Insurance from the Genesis Insurance Company, providing for coverage of up to $4,000,000, and any further extensions, renewals and increases of such policy, from time to time, as the Audit Committee and the Board of Directors deem necessary, are hereby ratified and approved.

        The above insurance policy provides coverage for directors of the Company who are also “controlling shareholders” (as such term is defined the Israeli Securities Law, 1968) (the “Controlling Shareholders”). Therefore, the ratification of the purchase of the insurance policy constitutes a transaction with a controlling member pursuant to the Companies Law, which requires approval by an Ordinary One-Third Disinterested Shareholder Majority (as defined in this proxy statement).

        Each shareholder voting at the Meeting or prior thereto by means of the accompanying proxy card is requested to notify us if he or she has a Personal Interest (as defined in this proxy statement) in connection with this Proposal I as a condition for his or her vote to be counted with respect to this Proposal I. If any shareholder casting a vote in connection hereto does not notify us if he or she has a personal interest with respect to this Proposal I, his or her vote with respect to this Proposal I will be disqualified.

PROPOSAL II

APPROVAL OF SHARE OPTION PLAN (2004)

        The Board of Directors believes that options to purchase shares of the Company can and should be an important component of employee compensation. The Board believes that options are an effective long-term incentive that aligns the interest of employees with the Company’s shareholders.

        The Company has adopted three share option plans for its directors and employees since 1993. In recent years, the Company adopted share option plans in 1993, 1994 (a directors plan) and 2000 (a US plan), pursuant to which 500,000, 500,000 and 200,000 ordinary shares, respectively, were reserved for issuance upon the exercise of options granted thereby. In light of recent NASDAQ rules, public companies listed on the NASDAQ exchange are required to seek shareholder approval for the adoption of share option plans, including material changes and amendments thereto.

        On July 21, 2004 the Board resolved, subject to shareholder approval, to adopt the Share Option Plan (2004) (the “2004 Plan”) and to cancel any authorized share capital of the Company that had been previously reserved under the 1993 and 1994 plans, which was not then allocated under such plans or which would become unallocated from time to time as outstanding options expire or are forfeited (the “Cancelled Reserve”). At such time, the Cancelled Reserve consisted of 282,750 authorized Ordinary Shares of the Company.

        The Board proposes that the shareholders adopt the 2004 Plan. Under the 2004 Plan, the Company will be able to provide its employees, directors, officers, consultants and service providers a personal interest in the Company’s continued success and growth. The 2004 Plan does not amend, modify or rescind any of the Company’s other existing share option plans, and the Company intends to continue granting options to its US employees, directors, officers and consultants pursuant to the 2000 plan.

        A recent reform of the tax legislation in Israel came into effect on January 1, 2003 and provides various new tax advantages with respect to options granted to company directors, officers and employees, subject to certain limitations. In accordance with the new tax legislation, for the Company’s Israeli employees, officers and directors to benefit from such tax advantages, such grant of options need to be made pursuant to a share option plan which is adjusted and conforms with the regulations provided under the new tax legislation and the Israeli Income Tax Ordinance (New Version), 1961, as amended (the “Ordinance”). The 2004 Plan has been structured to comply with the necessary tax requirements and provides tax benefits to Israeli employees, officers and directors which were not available under the Company’s previous share option plans and includes certain provisions relating to selling restrictions and the imposition of a trustee. The Company has elected to award its eligible Israeli optionees, options pursuant to Section 102 of the Ordinance under the “capital gains track” and is currently in the process of receiving the relevant approvals from the Israeli tax authorities.

        A brief summary of the 2004 Plan is set forth below. The summary is qualified in its entirety by reference to the full text of the 2004 Plan, a copy of which is attached hereto as Exhibit 1.

GENERAL PLAN INFORMATION

        Purpose. The purpose of the 2004 Plan is to attract and retain the best available personnel for positions of substantial responsibility, to provide additional incentive to employees, directors, office holders and consultants of the Company and of any subsidiary, and to promote the Company’s business by providing such individuals with opportunities to receive options (the “Options”) to purchase the Company’s Ordinary Shares.

        The Options. Options granted under the 2004 Plan may be granted under Section 102 or Section 3(i) of the Ordinance.

        The Securities Offered. Subject to adjustment from time to time, a maximum of 282,750 Ordinary Shares shall be available for issuance under the 2004 Plan for as long as the 2004 Plan remains in effect. Ordinary Shares issued under the 2004 Plan shall be drawn from authorized and unissued shares of the Company. Until termination of the 2004 Plan the Company shall at all times reserve a sufficient number of Ordinary Shares to meet the requirements of the 2004 Plan. Should any option for any reason expire or be canceled prior to its exercise or relinquishment in full, the Ordinary Shares subject to such option shall again be made available for issuance under the 2004 Plan.

        Administration of the 2004 Plan. The Board will administer the 2004 Plan either directly or upon the recommendation of a share option committee (the “Committee”). The Board shall have full authority in its discretion, from time to time and at any time, to determine (i) the identity of the grantees, (ii) the number of Ordinary Shares to be covered by each Option, (iii) the time or times at which Options shall be granted, (iv) the schedule and conditions on which Options may be exercised and on which Ordinary Shares shall be paid for including but not limited to vesting terms, acceleration terms, restrictions and transferability, and (v) any other matter which is necessary or desirable for, or incidental to, the administration of the 2004 Plan including the interpretation of the 2004 Plan. The Board may, in its sole discretion, delegate some or all of the powers listed above to the Committee to the extent permitted by applicable law.

        Participants.The persons eligible to participate in the 2004 Plan shall include any employees, directors, officers, consultants and service providers (“Service Providers”) of the Company and its subsidiaries.

        Duration of the 2004 Plan. No Option may be granted by the Board under the 2004 Plan after the tenth (10th) anniversary of the date that the 2004 Plan is adopted by the shareholders of the Company, provided however, that any Option granted by the Board prior to such date may extend beyond such date and the authority of the Board to amend, alter, adjust suspend, discontinue, or terminate any such Option, to waive conditions or rights attached to such option and the authority of the shareholders to amend the 2004 Plan, shall also extend beyond such date.

        Amendments. Subject to applicable law, the Board shall have the authority, after notification to any trustee, if applicable, to amend, alter, suspend or terminate the 2004 Plan. No amendment, alteration, suspension or termination of the 2004 Plan shall impair the rights of any grantee, unless mutually agreed otherwise between the grantee and the Company, which agreement must be in writing and signed by the grantee and the Company. Termination of the 2004 Plan shall not affect the Board’s ability to exercise the powers granted to it hereunder with respect to any Option granted under the 2004 Plan prior to the date of such termination.

        Option Price. The exercise price shall be determined by the Committee or by the Board, in either case in its sole and absolute discretion in accordance with applicable law, subject to any guidelines as may be determined by the Board from time to time, and may be greater than, less than or equal to the Fair Market Value of each Ordinary Share (as defined in the 2004 Plan). Notwithstanding the foregoing, the exercise price shall not be less than the nominal value of each Ordinary Share.

        Non-assignability and Sale of Options. No option may be transferred at any time other than by will or by the laws of descent and distribution, and during the grantee’s lifetime, an Option may be exercised only by such grantee.

        The shareholders of the Company will be requested to adopt the following resolution at the Meeting:

        “RESOLVED, that the adoption of the Company’s Share Option Plan (2004), and the reservation of 282,750 Ordinary Shares of the Company for issuance thereunder, are hereby ratified and approved.”

        The adoption of the 2004 Plan by the Company requires the vote of an Ordinary Majority (as defined in this proxy statement).

        The Board recommends that the shareholders vote “FOR” the adoption of Company’s Share Option Plan (2004).

PROPOSAL III

APPROVAL OF OPTION GRANTS TO CERTAIN DIRECTORS

        Pursuant to the Companies Law, the terms of compensation of members of the Board require approval by each of the Audit Committee, the Board and shareholders of the Company, in such order.

        Following the approval by our Audit Committee and Board, the shareholders of the Company are being asked to resolve to grant to all of the Company’s current directors, including the Company’s two outside directors, options to purchase Ordinary Shares of the Company as set forth below, pursuant to the terms and conditions of the 2004 Plan. Each of the Company’s directors will be receiving the same amount of options, and vesting is linked to continuance of service as a director, including the respective terms of the Company’s outside directors. In the case of the Company’s two outside directors, such grants are intended to compensate such outside directors for their entire terms as outside directors of the Company.

        Each of the directors of the Company, Mr. Yehuda Zisapel, Ms. Einat Domb-Har (an outside director), Mr. Ilan Kalmanovich (an outside director), Mr. Yeshayahu Orbach and Mr. Avi Eizenman, will be granted a total of 30,000 options each to purchase Ordinary Shares of the Company at an exercise price equal to the closing price of the Company’s Ordinary Shares on the date that such option grant is approved by the Company’s shareholders (the “Grant Date”). The options will vest in three tranches: 10,000 shall vest immediately upon the Grant Date, 10,000 shall vest one year after the Grant Date and 10,000 shall vest two years after the Grant Date.

        The options shall be granted under the Company’s Share Option Plan (2004), as described in Proposal II herein, and are further subject to the terms of the Company’s standard form(s) of option agreements.

        The shareholders of the Company will be requested to adopt the following resolution at the Meeting:

        “RESOLVED, to approve the grant of 30,000 options to purchase Ordinary Shares of the Company, pursuant to the Share Option Plan (2004) of the Company, to each of the current directors of the Company at an exercise price equal to the closing price of the Company’s Ordinary Shares on the date of the approval of such grants by the Company’s shareholders (the “Grant Date”), and where one third (1/3) will vest on the Grant Date, one third (1/3) will vest on the first anniversary of the Grant Date and one third (1/3) will vest on the second anniversary of the Grant Date.”

        The above resolution provides for option grants to directors of the Company who may also be deemed together to be considered “controlling shareholders” (as such term is defined the Israeli Securities Law, 1968) (the “Controlling Shareholders”). Therefore, the ratification of and approval by the shareholders of the above resolution may constitute a transaction with controlling members pursuant to the Companies Law, which requires approval by an Ordinary One-Third Disinterested Shareholder Majority (as defined in this proxy statement).

        Each shareholder voting at the Meeting or prior thereto by means of the accompanying proxy card is requested to notify us if he or she has a Personal Interest (as defined in this proxy statement) in connection with this Proposal III as a condition for his or her vote to be counted with respect to this Proposal III. If any shareholder casting a vote in connection hereto does not notify us if he or she has a personal interest with respect to this Proposal III, his or her vote with respect to this Proposal III will be disqualified.

        Management is not aware of any other matters to be presented at the Meeting. If, however, any other matters should properly come before the Meeting or any adjournment thereof, the proxy confers discretionary authority with respect to acting thereon, and the persons named in the enclosed proxy will vote on such matters in accordance with their best judgment.

        Your vote is important! Shareholders are urged to complete and return their proxies promptly in order to, among other things, ensure action by a quorum and to avoid the expense of additional solicitation. If the accompanying proxy is properly executed and returned in time for voting, and a choice is specified, the shares represented thereby will be voted as indicated thereon. If no specification is made, the proxy will be voted in favor of each of the proposals described in this Proxy Statement.

ADDITIONAL INFORMATION

        We are subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), as applicable to foreign private issuers. Accordingly, we file reports and other information with the SEC. Shareholders may read and copy any document we file at the SEC’s public reference rooms at 450 Fifth Street, N.W., Washington, D.C. 20549. Shareholders can call the SEC at 1-800-SEC-0330 for further information on using the public reference room. In addition, similar information concerning us can be inspected and copied at the offices of the National Association of Securities Dealers, Inc., 9513 Key West Avenue, Rockville, Maryland 20850 USA. All documents which we will file on the SEC’s EDGAR system will be available for retrieval on the SEC’s website at www.sec.gov.

        As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing certain disclosure and procedural requirements for proxy solicitations. Also, our officers, directors and principal shareholders are exempt from the reporting and “short-swing” profit recovery provisions contained in Section 16 of the Exchange Act and the rules thereunder, with respect to their purchases and sales of securities. In addition, we are not required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as United States companies whose securities are registered under the Exchange Act.

By Order of the Board of Directors SILICOM LTD. Yeshayahu (‘Shaike’) Orbach PRESIDENT AND CHIEF EXECUTIVE OFFICER

Kfar Sava, Israel
Date: November 15, 2004

Exhibit 1

SILICOM LTD.

SHARE OPTION PLAN (2004)

    1.       NAME.

This plan, as amended from time to time, shall be known as the Silicom Ltd. Share Option Plan (2004) (the “Plan”).

    2.       PURPOSE AND DEFINITIONS.

    2.1        The purposes of this Plan are to attract and retain the best available personnel for positions of substantial responsibility, to provide additional incentive to employees, directors, office holders and consultants of Silicom Ltd. (the “Company”) and of any Subsidiary (as defined below), and to promote the Company’s business by providing such individuals with opportunities to receive options (the “Options”) to purchase the Company’s Ordinary Shares, nominal value NIS 0.01 (the “Shares”) pursuant to the Plan.

    2.2        Options granted pursuant to this Plan to individuals or entities that are subject to Israeli taxation may be granted (a) pursuant to Section 102 of the Ordinance (as defined below) and shall be held for the benefit of the Grantees and (b) pursuant to Section 3(i) of the Ordinance.

    2.3        In the event that Options shall be granted under this Plan to Service Providers (as defined below) who are not deemed to be residents of Israel for Israeli tax law purposes, specific terms and conditions for such grants shall be set forth in an appendix to this Plan, approved by the Board of Directors of the Company (the “Board”).

    2.4       Definitions. As used herein, the following definitions shall apply:

(a)     “102 Capital Gains Track Grant” means a 102 Trustee Grant elected and designated to qualify under the capital gains tax treatment in accordance with the provisions of Section 102(b)(2) of the Ordinance.

(b)     “102 Ordinary Income Track Grant” means a 102 Trustee Grant elected and designated to qualify under the ordinary income tax treatment in accordance with the provisions of Section 102(b)(1) of the Ordinance.

(c)     “102 Trustee Grant” means Options granted pursuant to Section 102(b) of the Ordinance and held in trust by a Trustee for the benefit of the Grantee, and includes both 102 Capital Gains Track Grants and 102 Ordinary Income Track Grants.

(d)     “3(i) Grant” means any Options granted pursuant to Section 3(i) of the Ordinance to any person who is not an Eligible 102 Grantee.

(e)     “Cause” means any of the following: (i) the Grantee’s embezzlement of any Company property or asset, or any theft or intentional destruction of property, whether or not criminal action is brought against the Grantee; (ii) the Grantee’s negligently performing or neglecting his responsibilities as Service Provider, or failure or inability to perform any reasonable assigned duties, when such failure may harm the Company’s business or commercial relationships, after written notice from the Company of, and a reasonable opportunity to cure, such failure or inability; (iii) any material breach of the Grantee of any employment agreement between the Grantee and the Company, which breach is not cured after written notice from the Company of, and a reasonable opportunity to cure, such material breach; or (iv) the Grantee’s conviction of any criminal act which involves moral turpitude, or the Grantee’s concealment of such conviction prior to commencement of his or her relationship as Service Provider; (v) the Grantee’s breach of Company regulations which breach is not cured after written notice from the Company of, and a reasonable opportunity to cure, such breach; or (vi) Grantee’s destruction of Company materials, appliances or machines or reduction of yield or production. For purposes of the definition of Cause, the “Company” shall also refer to a Subsidiary for which a Grantee is employed or provides services.

(f)     “Cessation” means termination of the Service Provider’s relationship with the Company. In the event of Cessation of a Grantee’s relationship with the Company, such Grantee’s relationship with the Company shall be deemed to have ceased upon the delivery to the Grantee of notice of discharge or the delivery to the Company of the letter of resignation, as the case may be, irrespective of the effective date of such resignation or discharge.

(g)     “Companies Law” means the Israeli Companies Law 5759-1999, as amended from time to time.

(h)     “Consultant” means any person who is engaged by the Company or by a Subsidiary to render consulting, advisory or other services to such entity who is not an Employee.

(i)     “Controlling Shareholder” means, pursuant to Section 32(9) of the Ordinance, an employee who prior to the grant or as a result of the exercise of any Option, holds or would hold, directly or indirectly, in his name or with a relative (as defined in the Ordinance) either: (i) 10% of the outstanding shares of the Company, (ii) 10% of the voting power of the Company, (iii) the right to hold or purchase 10% of the outstanding equity or voting power, (iv) the right to obtain 10% of the “profit” of the Company (as defined in the Ordinance), or (v) the right to appoint a director of the Company, or as such definition is amended or replaced from time to time.

(j)     “Eligible 102 Grantee” means an Employee deemed an Israeli resident for taxation purposes, who is not a Controlling Shareholder of the Company.

(k)     “Employee” means an employee, officer or director of the Company or of a Subsidiary.

(l)     “Grantee” means a person to whom Options shall be granted pursuant to this Plan.

(m)     “Non-Trustee Grant” means an Option granted pursuant to Section 102(c) of the Ordinance to an Eligible 102 Grantee and not held in trust by a Trustee.

(n)     “Ordinance” means the Israeli Income Tax Ordinance (New Version) 1961, as amended from time to time and, most recently, by the Law Amending the Income Tax Ordinance (Number 132) 2002 and any regulations, rules, orders, guidelines, interpretations or procedures promulgated thereunder by the Israeli Income Tax Authorities (the “ITA”), including but not limited to the Income Tax Rules (Tax Benefits in Stock Issuance to Employees) 5763-2003 (the “Rules”).

(o)     “Required Holding Period” means the requisite period prescribed by the Ordinance (including the Rules) or such other period as may be required by the ITA, during which Options granted by the Company and/or the underlying Shares from a 102 Trustee Grant must be held by the Trustee for the benefit of the person to whom they were granted subject to the applicable laws.

(p)     “Service Provider” means an Employee or Consultant.

(q)     “Subsidiary” means (i) any entity that, directly or indirectly, is controlled by the Company or (ii) any entity in which the Company has a significant equity interest, in either case as determined by the Board.

(r)     “Trustee” means a person or entity designated by the Company to serve as a trustee and who is approved by the ITA in accordance with the provisions of the Ordinance.

    3.       ADMINISTRATION.

    3.1       The Plan will be administered by the Board. The Board may, in its discretion, appoint and maintain a Share Option Committee (the “Committee”) to administer the Plan to the extent permissible under applicable law as may be amended from time to time, which will consist of such number of directors of the Company (not less than two (2) in number), as may be determined from time to time by the Board. The Board shall from time to time add, appoint or remove members of the Committee and shall fill vacancies in the Committee however caused.

    3.2       The Committee shall select one of its members as its Chairman and shall hold its meetings at such times and places as it shall determine. Actions at a meeting of the Committee at which a majority of its members are present or acts approved in writing by all members of the Committee, shall be the valid acts of the Committee. The Committee may appoint a secretary, who shall keep records of its meetings and shall make such rules and regulations for the conduct of its business as it shall deem advisable.

    3.3        Subject to the general terms and conditions of this Plan, the Board shall have full authority in its discretion, from time to time and at any time, to determine (i) the identity of the Grantees, (ii) the number of Shares to be covered by each Option, (iii) the time or times at which Options shall be granted, (iv) the schedule and conditions on which Options may be exercised and on which Shares shall be paid for including but not limited to vesting terms, acceleration terms, restrictions and transferability, and (v) any other matter which is necessary or desirable for, or incidental to, the administration of the Plan including the interpretation of the Plan. The Board may, in its sole discretion, delegate some or all of the powers listed above to the Committee to the extent permitted by applicable law. The Board may from time to time adopt such rules and regulations for carrying out the Plan as it may deem appropriate. Grants of Options shall be made pursuant to written notification to Grantees setting out the terms of the grant, all as further set forth below.

    3.4        In the event that the Board appoints a Committee, the Committee shall not be entitled to grant Options to the Grantees unless permitted to do so under applicable law. However, in the event that the Committee is authorized to do so by the Board, it may issue Shares underlying Options which have been granted by the Board and duly exercised pursuant to the provisions hereof, in accordance with Section 112(a)(5) of the Companies Law.

    3.5       No member of the Board or of the Committee shall be liable for any action or determination made in good faith with respect to the Plan or any Option granted thereunder. Each member of the Board or the Committee shall be indemnified and held harmless by the Company against any cost or expense (including counsel fees) reasonably incurred by him, or any liability (including any sum paid in settlement of a claim with the approval of the Company) arising out of any act or omission to act in connection with the Plan unless arising out of such member’s own fraud or bad faith, to the extent permitted by applicable law. Such indemnification shall be in accordance with the rights of indemnification the member may have as a director or otherwise under the Company’s Articles of Association, any agreement, any vote of stockholders or disinterested directors, insurance policy or otherwise.

    3.6       The interpretation and construction by the Board of any provision of the Plan or of any Option thereunder shall be final and conclusive unless otherwise determined by the Board. In the event that the Board appoints a Committee, the interpretation and construction by the Committee of any provision of the Plan or of any Option thereunder shall be final and conclusive unless otherwise determined by the Board.

    3.7       Any additional costs associated in the administration and implementation of this Plan including but not limited to the costs involved in retaining a trustee, broker or any other third party desired by the Company to facilitate the transactions contemplated under this Plan, shall be borne solely by the Grantee unless determined otherwise by the Board or by the Committee.

    4.       ELIGIBLE GRANTEES.

    4.1       No Option may be granted pursuant to this Plan to any director of the Company at the time of the grant, unless such grant is approved in the manner prescribed for the approval of compensation of directors under the Companies Law.

    4.2        Subject to the limitation set forth in Section 4.1 above and any restriction imposed by applicable law, Options may be granted to any Service Provider.The grant of an Option to a Grantee hereunder shall neither entitle such Grantee to participate, nor disqualify such Grantee from participating, in any other grant of Options pursuant to this Plan or any other share incentive or share option plan of the Company.

    4.3        102 Trustee Grants may be granted to Eligible 102 Grantees only. Eligible 102 Grantees may receive only 102 Trustee Grants or Non-Trustee Grants. Grantees who are not Eligible 102 Grantees may only be granted 3(i) Options under this Plan.

    4.4        Subject to the terms of the Plan, the Option Agreement (as defined below) and/or any other documents evidencing the Options granted pursuant to this Plan shall indicate whether the grant is a 102 Trustee Grant, a Non-Trustee Grant or a 3(i) Grant; and, if the grant is a 102 Trustee Grant, whether it is a 102 Capital Gains Track Grant or a 102 Ordinary Income Track Grant.

    5.       TERMS AND CONDITIONS OF 102 TRUSTEE OPTIONS

    5.1       Unless determined otherwise by the Board and to the extent permitted by applicable law, each 102 Trustee Grant will be deemed granted on the date stated in a written notice by the Company, provided that on or before such date (i) the Company has provided notification to the Trustee and (ii) the Grantee has signed all documents required pursuant to this Section 5.

    5.2       Each 102 Trustee Grant made to a Grantee and each certificate for Shares acquired pursuant to the exercise thereof shall be issued to and registered in the name of a Trustee and shall be held in trust for the benefit of the Grantee for the Required Holding Period until the date in which the Grantee will decide to sell the Shares or release the Shares from the Trustee subject to the provisions of the Ordinance. After termination of the Required Holding Period, the Trustee may release such Option and any such Shares acquired pursuant to the exercise thereof, provided that (i) the Trustee has received an acknowledgment from the ITA that the Grantee has paid any applicable tax due pursuant to the Ordinance or (ii) the Trustee and/or the Company and/or its Subsidiary has withheld any applicable tax due pursuant to the Ordinance. The Trustee shall at no time release any 102 Trustee Grant or Shares issued upon exercise of such 102 Trustee Grant, prior to the full payment of the Grantee’s tax liabilities.

    5.3       Each 102 Trustee Grant (whether a 102 Capital Gains Track Grant or a 102 Regular Income Track Grant, as applicable) shall be subject to the relevant terms of Section 102 of the Ordinance, which shall be deemed an integral part of the 102 Trustee Grant and which shall prevail over any term contained in the Plan or any Option Agreement which is not consistent therewith. Any provision of the Ordinance and any approval issued by the Income Tax Commissioner not expressly specified in this Plan or in an Option Agreement, that are necessary to receive or maintain any tax benefit pursuant to the Ordinance, shall be binding on the Grantee. Any 102 Trustee Grant made hereunder shall comply with the Ordinance and the terms and conditions of any trust agreement entered into between the Company and the Trustee. For avoidance of doubt, it is reiterated that compliance with the Ordinance specifically includes compliance with the Rules. Further, the Grantee agrees to execute any and all documents which the Company and/or the Trustee may reasonably determine to be necessary in order to comply with the Ordinance and, particularly, the Rules including but not limited to the entering into of a written undertaking to the Company stating among other things (a) the type of 102 Trustee Grant held or to be held by the Trustee for the benefit of the Grantee, (b) that the provisions of the Ordinance will apply to the 102 Trustee Grant and (c) that there are restrictions on the sale of the Shares (or release of Shares by the Trustee).

    5.4       With respect to each 102 Trustee Grant and subject to the terms of the Ordinance, during the Required Holding Period, the Grantee shall not require the Trustee to release or sell the Shares including with respect to other shares received subsequently following any realization of rights derived from the Shares (including stock dividends), to the Grantee or to a third party, unless permitted to do so by applicable law. Notwithstanding the foregoing and subject to applicable law, the Trustee may, pursuant to a written request, release and transfer such Shares to the Grantee or to a designated third party, provided that both of the following conditions have been fulfilled prior to such transfer: (i) payment has been rendered to the tax authorities of all taxes required to be paid upon the release and transfer of the Shares, and confirmation of such payment has been received by the Trustee and (ii) the Trustee has received written confirmation from the Company that all requirements for such release and transfer have been fulfilled according to the terms of the Company’s corporate documents, the Plan, the Option Agreement and any applicable law. Notwithstanding anything herein to the contrary, any such sale or release during the Required Holding Period by the Grantee will result in adverse tax ramifications under the Ordinance and the Rules and such consequences shall be borne solely by the Grantee.

    5.5       Each Grantee shall be entitled to receive dividends declared, if applicable, in accordance with the number of Shares allocated or acquired pursuant to the exercise of a 102 Trustee Grant, subject to any applicable taxation on distribution of dividends and when applicable subject to the provisions of the Ordinance. In the event that the dividend is paid in the form of Shares or such other form of equity, such Shares or equity must be first transferred to the Trustee and shall be subject to the provisions of the Ordinance including but not limited to the application of the Required Holding Period.

    5.6       Notwithstanding anything herein to the contrary, if an Option granted as a 102 Trustee Grant is exercised by the Grantee during the Required Holding Period, the Shares issued upon such exercise shall be issued in the name of the Trustee for the benefit of the Grantee. If such an Option is exercised after the Required Holding Period ends, the Shares issued upon such exercise shall, at the election of the Grantee, either (i) be issued in the name of the Trustee or (ii) be transferred to the Grantee directly, provided that the Grantee first complies with all applicable provisions of the Plan, the Option Agreement and the Ordinance including with respect to the payment of all applicable taxes owed.

    5.7       Notwithstanding anything herein to the contrary, in the case of a Non-Trustee Grant, if the Grantee ceases to be employed by the Company or the Subsidiary, as applicable, while such Option is still valid, the Grantee shall be obligated to deliver to the Company or the Subsidiary, as applicable, a security or guarantee for the payment of tax due at the time of the sale of the Shares, all in accordance with the provisions of the Ordinance.

    6.        GRANTS MADE UNDER SECTION 3(I) OF THE ORDINANCE

        The Board may choose to deposit Options from a 3(i) Grant with a trustee. In such event, the trustee shall hold such Options in trust, until exercised by the Grantee, pursuant to the Company’s instructions from time to time as set forth in a trust agreement which will be entered into between the Company and the trustee. If determined by the Board, the trustee shall be responsible for withholding any taxes to which a Grantee may become liable upon the exercise of Options.

    7.        RESERVED SHARES.

    7.1       Subject to adjustment from time to time as provided below (including but not limited to adjustments made pursuant to Section 12 below), two hundred eighty two thousand seven hundred and fifty (282,750) Shares shall be available for issuance under the Plan for as long as the Plan remains in effect. Shares issued under the Plan shall be drawn from authorized and unissued shares of the Company. Until termination of the Plan the Company shall at all times reserve a sufficient number of Shares to meet the requirements of the Plan. Should any Option for any reason expire or be canceled prior to its exercise or relinquishment in full, the Shares subject to such Option shall again be made available for issuance under the Plan.

    7.2       No fractional shares shall be issued or delivered pursuant to the Plan, and the Committee shall determine whether cash, other securities or other property shall be paid or transferred in lieu of any fractional shares, or whether such fractional shares or any rights thereto shall be canceled, terminated or otherwise eliminated.

    8.        GRANT OF OPTIONS.

    8.1       The Board and/or the Committee, as applicable, in its discretion may award to Grantees, Options to purchase Shares in the Company available under the Plan. Subject to applicable law, the date of grant of each Option shall be the date specified by the Board and/or the Committee, as applicable, at the time such award is made.

    8.2       The instrument/written document governing the granting and specific terms of an Option under this Plan as determined by the Board and/or the Committee (the “Option Agreement”), shall state, inter alia, the number of Shares at the type of option granted covered thereby, the dates when it may be exercised, the exercise price per Share subject to the Option, the schedule on which such Shares may be paid for and such other terms and conditions as the Board and/or the Committee, as applicable, in its discretion may prescribe, provided that they are consistent with this Plan.

    9.        OPTION PRICES.

    9.1       The exercise price of an Option shall be determined by the Board or by the Committee, in either case in its sole and absolute discretion in accordance with applicable law, subject to any guidelines as may be determined by the Board from time to time, and may be greater than, less than or equal to the “Fair Market Value” (as defined below) of each Share. Notwithstanding the foregoing, the exercise price shall not be less than the nominal value of each Share. Each Option Agreement will contain the exercise price determined for each Grantee.

     9.2        "Fair Market Value" means, as of any date, the value of the Shares determined as follows:

    (i)        If the Shares are listed on any established stock exchange or a national market system, the Fair Market Value shall be the closing sales price for such stock (or the closing bid, if no sales were reported) as quoted on such exchange or system for the last market trading day prior to the time of determination, as reported in The Wall Street Journal or such other source as the Board or the Committee deems reliable;

    (ii)        If the Shares are regularly quoted by a recognized securities dealer but selling prices are not reported, the Fair Market Value shall be the mean between the high bid and low asked prices for the Shares on the last market trading day prior to the day of determination; or

(iii) In the absence of an established market for the Shares, the Fair Market Value thereof shall be determined in good faith by the Board or the Committee.

    10.        EXERCISE OF OPTION.

    10.1       Options shall be exercisable pursuant to the terms under which they were awarded and subject to the terms and conditions of this Plan, the Option Agreement and the Ordinance.

    10.2       An Option, or any part thereof, shall be exercisable by the Grantee’s signing and returning to the Company at its principal office (and to the Trustee, if applicable), a “Notice of Exercise” in such form and substance as may be prescribed by the Board or by the Committee from time to time, together with full payment for the Shares underlying such Option.

    10.3       The exercise price shall be payable upon the exercise of the Option in a form satisfactory to the Board or by the Committee and subject to limitations set forth by applicable law, including without limitation, cash-less exercise (including on a net-issuance basis without any cost to the Grantee), by cash or by check. Subject to applicable law, the Board or the Committee shall have the authority to postpone the date of payment on such terms as it may determine.

    10.4       Until the Shares are issued (as evidenced by the appropriate entry in the official share register of the Company or of a duly authorized transfer agent of the Company) no right to vote or right to receive dividends or any other rights as a shareholder shall exist with respect to such Shares, notwithstanding the exercise of the Option. The Company shall issue (or cause to be issued) such Shares promptly after the Option is exercised. No adjustment will be made for a dividend or other right the record date for which is prior to the date the Shares are issued, except as provided in Section 12 of the Plan.

    10.5       If the Company’s Shares are publicly traded, payment for the Shares underlying an Option may be made all or in part by the delivery (on a form prescribed by the Company) of an irrevocable direction to a securities broker approved by the Company to sell Shares and to deliver all or part of the sales proceeds to the Company as payment of the exercise price (or the relevant portion thereof, as applicable) plus any withholding taxes and related fees.

    11.        TERMINATION OF RELATIONSHIP AS SERVICE PROVIDER.

    11.1       Resignation and Termination Without Cause. Unless otherwise stated in the Option Agreement, if a Grantee resigns, or is terminated without cause from his or her relationship as a Service Provider, such Grantee may, at any time prior to the expiration of the term of the Option Agreement, exercise any of his or her Options that are vested at the date of Cessation for a period of three (3) months from the Cessation. At the end of such three (3) month period, the Grantee’s rights shall terminate with respect to any Options vested on the date Cessation and not exercised, and the underlying Shares shall revert to the Plan. All of such Grantee’s rights with respect to the Options granted to him or her under the Plan that are not vested at the date of Cessation, shall terminate and the underlying Shares shall revert to the Plan immediately upon the Cessation.

    11.2       Termination For Cause. Unless otherwise stated in the Option Agreement, if a Grantee’s relationship as a Service Provider is terminated for Cause, such Grantee shall no longer have the right to exercise his or her Options following the Cessation. All of such Grantee’s rights with respect to the Options granted to him or her under the Plan as of the date of Cessation shall terminate and the underlying Shares shall revert to the Plan immediately upon the Cessation.

    11.3       Death and Disability. Unless otherwise stated in the Option Agreement, if a Grantee should die, or if a Grantee ceases to serve as a Service Provider by reason of such Grantee becoming incapacitated while a Service Provider as a result of an accident or illness or other cause which is approved by the Board or by Committee, such Grantee (or such Grantee’s successors, as the case may be) may, for a period of one (1) year from the Cessation, exercise any of his or her Options that are vested at the date of Cessation. At the end of such one (1) year period, the Grantee’s rights shall terminate with respect to any Options vested on the date Cessation and not exercised, and the underlying Shares shall revert to the Plan. All of such Grantee’s rights with respect to the Options granted to him or her under the Plan that are not vested at the date of Cessation, shall terminate and the underlying Shares shall revert to the Plan immediately upon the Cessation

    11.4       Continuation of Relationship. A Service Provider’s relationship with the Company shall not be deemed to have ceased (i) with respect to an Employee, in the event of any leave of absence approved by the Company (or by the subsidiary that employs the Grantee) or (ii) in the event of employee transfers between the Company and a Subsidiary.

    12.        ADJUSTMENTS.

        Upon the occurrence of any of the following described events, a Grantee’s rights to purchase Shares under the Plan shall be adjusted as hereinafter provided:

    12.1        Changes in Capitalization.

        Subject to any required action by the shareholders of the Company and to the consent of the Board, the number of Shares covered by each outstanding Option, the number of Shares which have been reserved for issuance under the Plan but as to which no Options have yet been granted or which have been returned to the Plan upon cancellation or expiration of an Option, as well as the price per share of Shares covered by each such outstanding Option, may be proportionately adjusted for any increase or decrease in the number of issued Shares resulting from a share split, reverse share split, bonus shares (stock dividend), combination or reclassification of the Shares, or any other increase or decrease in the number of issued Shares effected for nominal or for no consideration to the Company. Such adjustment shall be made by the Board, whose determination in that respect shall be final, binding and conclusive. Except as expressly provided herein, no issuance by the Company of shares of any class, or securities convertible into shares of any class, shall affect, and no adjustment by reason thereof shall be made with respect to, the number or price of Shares subject to an Option.

    12.2        Merger, Acquisition, or Asset Sale.

        (a) In the event of a merger or consolidation of the Company with or into another corporation resulting in such other corporation being the surviving entity, or resulting in the Company being the surviving entity and any other person or entity owning fifty percent (50%) or more of the outstanding voting power of the Company’s securities, an acquisition of all or substantially all of the shares of the Company, or the sale of substantially all of the assets of the Company (each such event, a “Transaction”), each outstanding Option shall be assumed or an equivalent option or right shall be substituted by the successor corporation or a parent or subsidiary of the successor corporation.

        (b) For the purposes of this sub-section 12.2, the Option shall be considered assumed if, following a Transaction, the option or right confers the right to purchase or receive, for each share subject to the Option immediately prior to the Transaction, the consideration (whether stock, cash, or other securities or property) received in the Transaction by holders of Ordinary Shares for each share held on the effective date of the Transaction (and if holders were offered a choice of consideration, the type of consideration chosen by the holders of a majority of the outstanding Shares); provided, however, that if such consideration received in the Transaction is not solely common stock of the successor corporation or its parent, the Board may, with the consent of the successor corporation, provide for the consideration to be received upon the exercise of the Option, for each share subject to the Option, to be solely ordinary shares of the successor corporation or its parent equal in fair market value to the per share consideration received by holders of Ordinary Shares in the Transaction.

    12.3       The foregoing adjustments and the manner of application of the foregoing provisions shall be determined by the Board in its sole discretion. Any such adjustment may provide for the elimination of any fractional share which might otherwise become subject to an option.

    13.        NON-TRANSFERABILITY OF OPTIONS.

        No Option may be transferred other than by will or by the laws of descent and distribution, and during the Grantee’s lifetime an Option may be exercised only by such Grantee.

    14.        TERM AND AMENDMENT OF THE PLAN.

    14.1       No Option may be granted by the Board under the Plan after the tenth (10th) anniversary of the Effective Date, provided however, that any Option granted by the Board prior to such date may extend beyond such date and the authority of the Board to amend, alter, adjust suspend, discontinue, or terminate any such Option, to waive conditions or rights attached to such Option and the authority of the shareholders to amend the Plan to the extent applicable, shall also extend beyond such date.

    14.2       Subject to any requirements of applicable law and unless otherwise expressly provided for in an Option Agreement, the Board may at any time, but after notification to any trustee, if applicable, amend, alter, suspend or terminate the Plan. No amendment, alteration, suspension or termination of the Plan shall impair the rights of any Grantee, unless mutually agreed otherwise between the Grantee and the Company, which agreement must be in writing and signed by the Grantee and the Company. Termination of the Plan shall not affect the Board’s ability to exercise the powers granted to it hereunder with respect to any Option granted under the Plan prior to the date of such termination.

    15.        TERM OF OPTION.

        Anything herein to the contrary notwithstanding, but without derogating from the provisions of Section 11 and Section 14 hereof, if any Option, or any part thereof, has not been exercised and the Shares covered thereby not paid for within ten (10) years after the date of grant (or any shorter period set forth in the Option Agreement), such Option, or such part thereof, and the right to acquire such Shares shall terminate, and all interests and rights of the Grantee in and to the same shall expire.

    16.        CONTINUANCE OF EMPLOYMENT OR SERVICE.

        Neither this Plan nor any offer of Options to a Grantee shall impose any obligation on the Company or a Subsidiary, to continue to employ or engage the services of any Grantee, and nothing in the Plan or in any Option granted pursuant thereto shall confer upon any Grantee any right to continue in the employ or service of the Company or a Subsidiary or restrict the right of the Company or a Subsidiary thereof to terminate such employment or services at any time.

    17.        COMPLIANCE WITH SECURITIES LAWS.

    17.1       Notwithstanding any other provision of the Plan, the Board shall have no obligation to issue or deliver any Shares under the Plan or make any other distribution of benefits under the Plan unless, in the opinion of the Company’s counsel, such issuance, delivery or distribution would comply with all applicable laws (including, without limitation, the requirements of the United States Securities Act of 1933, as amended (the Securities Act”)), and the applicable requirements of any other securities laws, exchange or similar entity.

    17.2       The Company shall be under no obligation to any Grantee to register for offering or resale or to qualify for exemption under the Securities Act or similar law of any foreign jurisdiction, or to register or qualify under state securities laws or foreign securities laws, any Shares, security or interest in a security paid or issued under, or created by, the Plan, or to continue in effect any such registrations or qualifications, if made.

    17.3       As a condition to the exercise of an Option, the Company may require (a) that the Grantee represent and warrant at the time of any such exercise or receipt that such Shares are being purchased or received only for the Grantee’s own account and without any present intention to sell or distribute such Shares and (b) such other action or agreement by the Grantee as may from time to time be necessary to comply with applicable securities laws.

    17.4       At the option of the Company, a stop-transfer order against any such Shares may be placed on the official share register of the Company, and a legend indicating that such Shares may not be pledged, sold or otherwise transferred, unless an opinion of counsel is provided (concurred in by counsel for the Company) stating that such transfer is not in violation of any applicable law or regulation, may be stamped on share certificates to ensure exemption from registration. The Board may also require that the Grantee execute and deliver to the Company a purchase agreement or such other agreement as may be in use by the Company at such time that describes certain terms and conditions applicable to the Shares.

    18.        GOVERNING LAW.

The Plan and all instruments issued thereunder or in connection therewith, shall be governed by, and interpreted in accordance with, the laws of the State of Israel. without giving effect to the principles of conflict of laws. The competent courts of Tel-Aviv, Israel shall have sole jurisdiction in any matters pertaining to the Plan.

    19.        TAXES.

    19.1       Any tax consequences arising from the grant or exercise of any Option, from the payment for Shares covered thereby, or from any other related event or act (of the Company, and/or a Subsidiary, and/or the Trustee and/or the Grantee), hereunder, shall be borne solely by the Grantee, including but not limited to the ultimate liability for income tax, social insurance or other tax related liabilities or withholding obligations in connection with or derived from the grant of an Option. The Company and/or its Subsidiary, and/or the Trustee shall withhold taxes according to the requirements under the applicable laws, rules, and regulations, including withholding taxes at source. Furthermore, the Grantee shall agree to indemnify the Company and/or the Subsidiary and hold them harmless against and from any and all liability for any such tax or interest or penalty thereon, including without limitation, liabilities relating to the necessity to withhold, or to have withheld, any such tax from any payment made to the Grantee for which the Grantee is responsible, including specifically any additional tax liability the Company may incur as a result of an exercise in connection with a 102 Trustee Grant or any transfer effected prior to conclusion of the Required Holding Period. To the extent permitted by applicable law and provided that such implementation will not create variable accounting problems for the Company, the Company and/or the Subsidiary and/or the Trustee may make such provisions and take such steps as it/they may deem necessary or appropriate for the withholding of all taxes required by law to be withheld with respect to Options granted under the Plan and the exercise thereof, including, but not limited, to (i) deducting the amount so required to be withheld from any other amount then or thereafter payable to a Grantee, and/or (ii) requiring a Grantee to pay to the Company or any Subsidiary the amount so required to be withheld as a condition of the issuance, delivery, distribution or release of any Shares. In addition, the Grantee will be required to pay any amount that exceeds the tax to be withheld and transferred to the tax authorities, pursuant to applicable Israeli tax regulations.

    19.2       The receipt of these Options and the acquisition of the shares to be issued upon the exercise of the Options may result in tax consequences for the Grantee. The description of tax consequences set forth in this Plan does not purport to be complete. THE GRANTEE IS ADVISED TO CONSULT WITH A TAX ADVISOR WITH RESPECT TO THE TAX CONSEQUENCES OF RECEIVING OR EXERCISING THE OPTIONS.

    20.        NON-EXCLUSIVITY OF THE PLAN

The adoption of the Plan by the Company shall not be construed as amending, modifying or rescinding any previously approved incentive arrangements or as creating any limitations on the power of the shareholders to adopt such other incentive arrangements as it may deem desirable and in accordance with applicable law. Nothing contained in the Plan shall prevent the Company from adopting or continuing in effect other or additional incentive compensation arrangements for Service Providers of the Company or of any Subsidiary.

    21.        MULTIPLE AGREEMENTS

The terms of each Option granted under the Plan may differ from any other Option granted at the same time or at any other time under the Plan and there shall be no obligation for uniformity of treatment of Service Providers with respect to any grant under the Plan.

    22.        EFFECTIVE DATE

The effective date of the Plan is the date on which the shareholders of the Company ratify the adoption of the Plan, which was previously approved by the Board, at a duly convened meeting of the shareholders (the “Effective Date”).

EXHIBIT 3

PLEASE SIGN DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE ☒
	FOR	AGAINST	ABSTAIN
Indicate a vote with respect to 1A or 1B according to whether or not you have a Personal Interest in Proposal 1. Your vote will not be counted if you fail to vote or if you vote in both 1A and 1B.	☐	☐	☐
1A. VOTE HERE if you do not have a Personal Interest (as defined below) in Proposal 1: APPROVAL OF D&O INSURANCE.
1B. VOTE HERE if you have a Personal Interest (as defined below) in Proposal 1: APPROVAL OF D&O INSURANCE.	☐	☐	☐
2. APPROVAL OF SHARE OPTION PLAN (2004).	☐	☐	☐
Indicate a vote with respect to 3A or 3B according to whether or not you have a Personal Interest in Proposal 3. Your vote will not be counted if you fail to vote or if you vote in both 3A and 3B.	☐	☐	☐
3A. VOTE HERE if you do not have a Personal Interest (as defined below) in Proposal 3: GRANT OF STOCK OPTIONS TO ALL DIRECTORS OF THE COMPANY.
3B. VOTE HERE if you have a Personal Interest (as defined below) in Proposal 3: GRANT OF STOCK OPTIONS TO ALL DIRECTORS OF THE COMPANY.	☐	☐	☐
To change the address on your account, please check the box at right and indicate your new address in the address space above. Please note that changes to the registered name(s) on the account may not be submitted via this method. ☐		Under the Israeli Companies Law - 1999, a Personal Interest is defined as: (1) a shareholder's personal interest in the approval of an act or a transaction of the Company, including (i) the personal interest of his or her relative (which includes for these purposes any members of his/her immediate family or the spouses of any such members of his or her immediate family); and (ii) a personal interest of a body corporate in which a shareholder or any of his/her aforementioned relatives serves as a director or the chief executive officer, owns at least 5% of its issued share capital or its voting rights or has the right to appoint a director or chief executive officer, but (2) excludes a personal interest arising solely from the fact of holding shares in the Company or in a body corporate.
Signature of Shareholder _________________	Date: _________	Signature of Shareholder _________________	Date: _________

Note: Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.

SILICOM LTD.
Extraordinary Meeting of Shareholders to be held on December 23, 2004
THIS PROXY IS SOLICITED ON BEHALF OF MANAGEMENT

The undersigned shareholder of Silicom Ltd. (the “Company”) hereby appoints Ilan Erez, the true and lawful attorney, agent and proxy of the undersigned, to vote, as designated below, and in his discretion upon such other matters as may come before the meeting, all of the Ordinary Shares of the Company which the undersigned is entitled in any capacity to vote at the Extraordinary Meeting of Shareholders of the Company, to be held at the corporate offices of the Company at 8 Hanagar Street, KfarSava 44000, Israel on December 23, 2004, at 10:00 a.m. (local time), and all adjournments and postponements thereof.

This proxy when properly executed will be voted in accordance with the manner directed herein by the undersigned shareholder. In order for your vote to be counted with respect to Proposals 1 and 3, you must indicate whether you have a personal interest in such proposal by voting in either in item 1A or 1B and either in item 3A or 3B.
PLEASE DATE, SIGN AND MAIL YOUR PROXY CARD BACK AS SOON AS POSSIBLE!
(CONTINUED AND TO BE SIGNED ON REVERSE SIDE)